Prologis, Inc. and Prologis, L.P. Pier 1, Bay 1 San Francisco, California 94111

April 24, 2015

VIA EDGAR

Jennifer Monick

Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Prologis, Inc. and Prologis, L.P.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 1-13545 and No. 1-14245

Dear Ms. Monick:

We are writing in response to your letter dated April 17, 2015, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K of Prologis, Inc. and Prologis, L.P. (together, the “Company”) for the year ended December 31, 2014, filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2015 (“Form 10-K”). We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have reproduced the Staff’s comments in italicized text and added our response below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations (“FFO”), page 37

1.

We note your response to prior comment 2. In the reconciliation, you adjust “Net gains on dispositions of development properties and land, net” for “Current tax expense recognized related to gains and dispositions of development properties and land (included in NAREIT and Prologis defined FFO, excluded from Core FFO)”. Please clarify for us how you derived the 2014 and 2013 amounts for “Current tax expense recognized related to gains and dispositions of development properties and land

(included in NAREIT and Prologis defined FFO, excluded from Core FFO)”. Your response should include, but not necessarily limited to, a reconciliation of the “Current tax expense recognized related to gains and dispositions of development properties and land (included in NAREIT and Prologis defined FFO, excluded from Core FFO)” line item to your income statement and tell us the nature of any reconciling items.

Although we are a real estate investment trust (“REIT”) under the Internal Revenue Code in the U.S., many of the foreign countries in which we have operations do not recognize REITs or do not accord REIT status under their respective tax laws to our entities that operate in their jurisdiction. In the United States, our taxable REIT subsidiaries are subject to taxation and we are taxed in certain states in which we operate.

When we dispose of a property, we may be required to pay a capital gains tax in the applicable jurisdiction based on the taxable gain. We derived the 2014 and 2013 current tax related to the sale of investments in real estate by totaling the taxes payable relating to property sales as well as the contributions of properties to our co-investment ventures in Mexico, Europe and Japan.

For purposes of calculating Core FFO, we exclude gains related to the sale of real estate and therefore, we adjust Prologis defined FFO to exclude any current tax specifically related to the sale of investments in real estate. To reconcile current tax expense related to the sale of investments in real estate to Current Income Tax Expense included in our Statements of Operations, we need to include the portion of current income tax expense that was offset by the deferred tax liability related to the real estate that was sold, plus other tax expense related to operating taxable income and state taxes.

Please see the below reconciliation of current tax expense related to the sale of investments in real estate (the amount we have excluded from Core FFO), to Current Income Tax Expense included in our Statements of Operations.

	2014	2013
Current tax expense related to the sale of investments in real estate (included in NAREIT and Prologis defined FFO, excluded from Core FFO) (1)	$15,499	$88,947
Current income tax expense offset by a deferred tax liability	30,521	20,722
All other current income tax expense	15,564	16,511

Current Income Tax Expense per our Statements of Operations	$61,584	$126,180

(1)	In our letter to you dated April 6, 2015 we inadvertently referred to this line item as “Current tax expense recognized related to gains on dispositions of development properties and land (included in NAREIT and Prologis defined FFO, excluded from Core FFO”).

2.	We note your response to prior comment 3. It appears that the measure you refer to as FFO is FFO attributable to common stockholders. In future periodic filings, please revise your disclosure to refer to this measure as FFO attributable to common stockholders. Additionally, please revise future periodic filings to clarify, as you have in your response, the nature of the adjustment “reconciling items related to noncontrolling interests.”

In future filings, we will refer to FFO as FFO attributable to common stockholders and we will clarify the nature of the adjustment “reconciling items related to noncontrolling interests” as we have in our response dated April 6, 2015.

*    *    *    *    *

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 733-9405 if you have any questions or require additional information.

Sincerely,

/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer

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